[LOGO] Ridgewood Energy

       Daniel V. Gulino
       Senior Vice President
       And General Counsel


January 20, 2006



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

                  Re:      Ridgewood Energy K Fund, LLC
                           Ridgewood Energy L Fund, LLC
                           Ridgewood Energy M Fund, LLC
                           File Nos. 0-51266, 0-51267, 0-51268, respectively
                           ---------------------------------------------------

Dear Mr. Schwall:

         Ridgewood Energy Corporation ("Ridgewood"), the manager of Ridgewood Energy K Fund, LLC (the "K Fund"), Ridgewood Energy L Fund, LLC (the "L Fund") and Ridgewood Energy M Fund, LLC (the "M Fund"), submits this response to the November 29, 2005 comment letter from the Securities and Exchange Commission ("SEC" or "Commission") regarding the above referenced amended filings (the "Comment Letter"). The K Fund, L Fund and M Fund (each a "Fund" and collectively the "Funds") became "effective" on June 28, 2005, sixty days after the filing of the registration statements on Form 10. The Funds are therefore subject to the reporting requirements of Section 13(a) of the Securities Exchange Act ("Exchange Act") and have been filing their periodic reports with the SEC on EDGAR as required.

         Some of the SEC's comments required a response in this letter, but not necessarily a change to the amended registration statements. In any event, if a change was made to the amended registration statements, or if no change was made, or if we disagreed with the SEC comment, it is noted in our response with appropriate explanation or justification. In addition, we have submitted marked copies of the amended registration statements to highlight the changes made in response to the Comment Letter. This letter and each Fund's 2nd Amendment to Registrations Statements on Form 10 ("Amended Registration Statements") were filed by EDGAR on October 31, 2005.


  947 Linwood Avenue o Ridgewood, NJ 07450 o T (201)447-9000 o F (201)447-0474

         We provide the following responses to the SEC's comments:

General
-------

1) SEC Comment: On or about December 19, 2005, the Funds' outside counsel, Pitney Hardin, discussed the nature of the Commission's request regarding the manner in which the Funds' securities were offered and sold by broker-dealers and registered representatives. The Commission sought confirmation from the Funds' that their securities were offered and sold by these broker-dealers in compliance with Rule 502(c) of Regulation D.

     Ridgewood Response: As requested by the Commission, management of the Funds conducted a survey of each of the broker-dealers who sold the Funds' securities and inquired about their policies and practices used in connection with the offering of the Funds, particularly with respect to limitations on the manner of offering set forth in Rule 502(c). On the basis of this survey, the Funds' management has concluded that the broker-dealers did not offer or sell interests in the Funds utilizing any form of general solicitation or general advertising proscribed by Rule 502 (c) of Regulation D.

     The Funds apologize for the lateness of this response but the process of surveying the broker-dealers took longer than anticipated.

Ridgewood Energy K Fund, LLC
----------------------------

Selected Financial data, page 20
--------------------------------

2) SEC Comment: Please explain why you have reported interest income as a separate line item in your selected financial data but have not reported revenue.

     Ridgewood Response: Net income equals interest income plus loss from operations. The Funds' commentary below the selected financial data discusses all of the significant components of loss from operations (revenues and operating expenses) and a discussion of interest income is included in commentary regarding net loss. For future filings, the Funds will revise our selected financial data to include revenues. As a result, we have made no changes to the Amended Form 10 Registration Statements.

Results of Operations, page 20.
-------------------------------

3. SEC Comment: Expand your MD&A to explain the circumstances you encountered that resulted in the dry hole costs and whether or not you expect these historical and operational results to continue. When describing various conditions and effects, it should be clear whether such matters are external or internal and temporary or permanent.

     Ridgewood Response: When determining projects in which to invest, the Funds generally look at a variety of factors including (i) whether the project has or will have operators and partners that have significant resources, experience and a history of success in oil and gas exploration; (ii) seismic profiles, geology and locational trends (iii) oil or gas reserve potential; (iv) whether and the extent to which the operator participates as a working interest owner in the project; (v) economic factors, such as potential revenues from the project, the rate of return, and estimated time to first production; (vi) risk factors; (vii) existence of drilling rigs, platforms and other infrastructure, at or nearby the project; (viii) proposed drilling schedule; (ix) terms of the proposed transaction, including contractual restrictions and obligations and lease term; and (x) overall cost of the project.

     The Funds anticipate that such a review will result in selection of the best projects with the most potential for natural gas or oil reservoirs. However, despite these best efforts, the success of the Funds investments is nonetheless subject to a degree of chance and unpredictability. In the natural gas and oil exploration industry, the occurrence of dry-holes is an ever present and significant risk which is disclosed in significant detail in the Amended Registration Statement on Form 10 as well as in each Fund's private offering memorandum.

     Moreover, the Funds' investment in a particular project is almost completely a passive investment with the Funds having rights under the Operating Agreement akin to those of a limited partner. All decisions as to the manner, schedule and location of drilling, as well as the nature of equipment to be used, is completely within the control of the project's operator. Thus, choosing an operator with a significant history of successful drilling is extremely important as the operator has exclusive control over the operations of the project

     As a result, other than choosing the best projects possible, once chosen there is nothing that the Funds did, or could have done differently that would have averted the resulting dry-holes.

Statement of Cash Flows, page F-5
---------------------------------

4. SEC Comment: We note that your determination of operating and investing cash flows differs from that which was originally filed. It appears that you need to refer to these financial statements are restated, with an explanatory discussion in the auditors report.

     Ridgewood Response: This change was made in response to the Commission's letter dated September 30, 2005, comment #13 in which it was stated "Please revise your statement of cash flows to separately show acquisitions and capitalized costs related to oil and gas properties as a component of investing activities." The Auditors opinion is dated such that it has already incorporated the Commission's suggestion.

Ridgewood Energy L Fund, LLC
----------------------------

Balance Sheet, page F-2
-----------------------

5. SEC Comment: Please explain why you have no amounts reported on your balance sheet as unproved property costs. We note your disclosure on page F-10.

     Ridgewood Response: "Exploratory drilling costs" on the balance sheet represent unproved properties. On page F-10 we provide further detail of this amount showing the break-out of the $3,844,685. It states that $1,441,747 represents leasehold acquisition costs and $2,402,938 represents drilling costs.

     Attached as Exhibit A is a written statement from Ridgewood to the SEC acknowledging that (i) Ridgewood is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

     In the event that you have any questions or comments, please feel free to contact me at (201) 447-9000. Thank you.


Very truly yours,

/s/ Daniel V. Gulino

Daniel V. Gulino

Att.